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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                                Commission File Number 333-57279

     (Check one): [X] Form 10-K and Form 10-KSB   [_] Form 11-K
                  [_] Form  20-F                  [_] Form  10-Q and Form 10-QSB
                  [_] Form N-SAR

     For period ended December 31, 2000

     Transition Report on Form 10-K and 10-KSB
     Transition Report on Form 20-F
     Transition  Report on Form 11-K
     Transition Report on Form 10-Q and Form 10-QSB
     Transition Report on Form N-SAR

  For the transition period ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                    PART I
                            REGISTRANT INFORMATION

     Full name of registrant:  Fountain View, Inc.

     Former name if applicable:

     Address of principal executive office (Street and Number)

                            2600 W. Magnolia Blvd.

     City, State and Zip Code:  Burbank, CA 91505-3031


                                    PART II

                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
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               before the 15th calendar day following the prescribed due date;
               or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III

                                   NARRATIVE

     We have not yet received a report from our actuaries regarding our Medical Malpractice self-insurance exposure as of December 31, 2000. Consequently, our independent auditors have not yet completed their audit. Once this report is completed, we will be able to complete our financial statements and file our annual report on Form 10-K for the year ended December 31, 2000.


                                    PART IV

                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Paul C. Rathbun               (818)                           841-8750
         (Name)                 (Area Code)                   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              X  Yes        No
                                                             ---       ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              X  Yes        No
                                                             ---       ---

               The Registrant is awaiting on certain information to complete the company's fiscal year end audit and depending upon the outcome of the information, the results of the Registrant may significantly change from prior fiscal year.


                              Fountain View, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 2001                By:  /s/  Paul C. Rathbun
                                       --------------------------------------
                                       Paul C. Rathbun, Chief Financial Officer
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                               Ernst & Young LLP
                           725 South Figueroa Street
                             Los Angeles, CA 90017


April 2, 2001

Mr. Paul Rathbun
Chief Financial Officer
Fountain View, Inc.
2600 W. Magnolia Boulevard
Burbank, CA 91505-3031

Dear Mr. Rathbun:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 regarding Fountain View, Inc.'s inability to timely file its annual report on Form 10-K for the year ended December 31, 2000, the factors described in the succeeding paragraph make impossible the submission to our report as of a date which will permit timely filing of your 2000 annual report to the Commission.

We cannot issue our report because the Company's actuaries have not completed a study of the Company's Medical Malpractice self-insured exposure, and it is not expected that the actuarial report will be ready until after the 10-K reporting deadline has passed.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.


                                            Very truly yours,


                                            /s/  Ernst & Young LLP
                                            ---------------------------
                                                 Ernst & Young LLP